UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               September 26, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CORRECTION - IMPACT OF DISCONTINUATION OF MERCK HIV STUDY ON CRUCELL'S PROSPECTS


LEIDEN, THE NETHERLANDS, SEPTEMBER 25 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today stated that it wishes to emphasize that the discontinuation of Merck's HIV phase I and II studys, as announced on Friday September 21, is not related to the use of Crucell's PER.C6(R) technology. The company further added that it reiterates its revenue guidance for 2007 at (euro) 220 to 225 million.

"While the vaccine is produced on Crucell's PER.C6(R) technology, the discontinuation of the study appears in no way related to the safety or efficacy of the PER.C6(R) production technology and therefore has no impact on either Crucell's licensing activities or Crucell's partnership with Merck with respect to Crucell's PER.C6(R) and Advac(R) technologies as announced two weeks ago", said Dr. Jaap Goudsmit, Crucell's Chief Scientific Officer. "We emphathize with all people at risk of AIDS for whom this result is a set back."

Crucell also reiterates its revenue guidance of (euro) 220-225 million for 2007. "We had not incorporated any income from the Merck HIV program in our guidance for 2007. As the program was in a phase II study it was not at all expected to enter the market within the next couple of years to generate royalty-based income for Crucell. We therefore wish to emphasize that our guidance for 2007 has not changed as a result of this event," said Ronald Brus, Chief Executive Officer. "Bringing an HIV vaccine to market has always been considered to be a major challenge."


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                        INVESTORS/ANALYSTS:

Barbara Mulder                Oya Yavuz
Director Corporate            Director Investor
Communications                Relations
Tel: +31-(0) 71-519 7346      Tel. +31-(0) 71-519
press@crucell.com             7064
                              ir@crucell.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     CRUCELL NV
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                                                    (Registrant)

   September 26, 2007                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer